UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-34153

Global Ship Lease, Inc.

(Translation of registrant’s name into English)

c/o Global Ship Lease Services Limited

25 Wilton Road

London SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Debt Refinancing

On September 19, 2019, Global Ship Lease, Inc. (the “Company”) entered into two new facility agreements to refinance certain of its existing indebtedness.

New Senior Facility

On September 19, 2019, the Company entered into a new syndicated $268.0 million senior secured credit facility comprised of two tranches (the “New Senior Loan”) with major commercial lenders Crédit Agricole Corporate and Investment Bank, ABN AMRO Bank N.V, CIT Bank NA, Hellenic Bank Public Company Limited and Siemens Financial Services Inc. The first tranche of the New Senior Loan of $230.0 million has been drawn down, in full, and the proceeds will be used very shortly to refinance five of the Company’s existing senior credit facilities with maturities in December 2020 and April 2021 (the “First Tranche Refinancing”). The existing senior credit facilities to be refinanced are the Company’s $65.3 million ABN AMRO Bank Credit Facility, $17.1 million Amsterdam Trade Bank N.V. Credit Facility, $80.0 million Crédit Agricole Credit Facility, $24.5 million Blue Ocean Credit Facility and $55.7 million Crédit Agricole Credit Facility. As a result of the First Tranche Refinancing, three 2000-built 6,000 TEU ships, Tasman, Dimitris Y and Ian H, will become unencumbered. The second tranche of up to $38.0 million is available to the Company on similar terms until May 2020 to facilitate further refinancing. The final maturity date of the New Senior Loan is September 2024, five years after drawdown. Borrowings under the New Senior Loan bear interest at LIBOR plus a margin of 3.0% and the scheduled amortization is $5.2 million per quarter.

New Junior Facility

On September 19, 2019, the Company also refinanced all of the existing indebtedness under its $38.5 million Blue Ocean Credit Facility (the “New Junior Facility”), with the only change being to extend its maturity from September 2023 to September 2024, consistent with the maturity date of the New Senior Loan. The other terms of the New Junior Facility remain consistent with the original $38.5 million Blue Ocean Credit Facility, bearing interest at 10.0% and repayable in one balloon payment upon maturity.

Attached hereto as Exhibit 99.1 is a press release of the Company, dated September 19, 2019, reporting the entry into the New Senior Loan and the New Junior Facility.

Dividend Declaration

On September 5, 2019, the Company’s Board of Directors declared a cash dividend of $0.546875 per depositary share, each representing a 1/100th interest in a share of its 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares. Attached hereto as Exhibit 99.2 is a press release of the Company, dated September 5, 2019, announcing the declaration of the dividend.

The information contained in this Report on Form 6-K (except for any reference to, or information contained in, the Company’s website and the statements attributed to the Company’s Executive Chairman and Chief Executive Officer, contained in Exhibit 99.1) is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-231509), filed with the U.S. Securities and Exchange Commission with an effective date of May 28, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: September 24, 2019	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer